United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of January 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Inter&Co Announces Closing of Follow-on Public Offering of its Class A Common Shares JANUARY 22, 2024 - INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or the “Company”) today announced the closing of a follow-on public offering of 32,000,000 of its Class A common shares at an offering price of $4.40 per share (the “Offering”). The shares were offered by Inter&Co pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”). In connection with this Offering, the Company has granted the underwriters the option to purchase up to 4,800,000 additional Class A common shares. Inter&Co’s shareholders did not have any right of preference or priority to subscribe for shares under the Offering. Inter&Co intends to use the net proceeds from this Offering for general corporate purposes. Goldman Sachs & Co. LLC and BofA Securities, Inc. acted as Global Coordinators in the Offering. A prospectus supplement and accompanying base prospectus relating to and describing the final terms of this Offering is available on EDGAR on the SEC’s website located at www.sec.gov or a copy may be obtained by contacting: (i) Goldman Sachs & Co. LLC, 200 West Street, New York, NY, 10282, Attention: Prospectus Department, telephone: 1-866-471-2526, facsimile: 1-212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; or (ii) BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by emailing dg.prospectus_requests@bofa.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR "CVM") AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED ("CVM RESOLUTION 160”) OR AN UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. About Inter&Co Our mission is to empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. We aim to bring the breadth of possibilities of the offline world to the palm of our clients’ hands, with the convenience and scalability of our digital native Super App. Contact Investor Relations ir@inter.co https://investors.inter.co/

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: January 22, 2024